CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2006 MAY 10 A 10: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/0988/06/LTR

8 May 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

06013292

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 2 May 2006 (*Unaudited First Quarter Financial Statement for the Period ended 31 March 2006*);
- 3 May 2006 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on a Joint Venture to develop a new Millennium hotel in Beijing, the People's Republic of China*);
- 4 May 2006 (*Notification on New Subsidiaries and Increase in Shareholding in Subsidiary*);
- 4 May 2006 (*Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc on an agreement with Chelsea Football Club to operate a Copthorne Hotel and Millennium Club Hotel at Stamford Bridge, Chelsea, London*);
- 4 May 2006 (*Notices of Changes in Substantial Shareholders' Interests*); and
- 5 May 2006 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the Appointment of a Non-Executive Director*)

Yours faithfully

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

EL/kw

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

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Unaudited First Quarter * Financial Statement And Dividend Announcement	
* Asterisks denote mandatory information	

RECEIVED
2006 MAY 10 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	02-May-2006 17:25:33
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-03-2006

Attachments:

Q1_2006.pdf
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CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT FOR THE PERIOD ENDED 31 MARCH 2006

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	The Group Three months ended 31 March		Increase/ (Decrease)	Note
	2006	2005 (restated)		
	S$'000	S$'000	%	
Revenue	541,396	518,011	4.5	(b)
Cost of sales	(253,795)	(256,018)	(0.9)	
Gross profit	287,601	261,993	9.8	
Business interruption income	-	39,859	(100.0)	
Others	14,730	9,629	53.0	
Other operating income [2]	14,730	49,488	(70.2)	
Administrative expenses [3]	(106,339)	(106,414)	(0.1)	
Other operating expenses [4]	(100,494)	(93,511)	7.5	
Finance costs [5]	(34,907)	(36,943)	(5.5)	
Share of after-tax profit of jointly-controlled entities	15,353	17,508	(12.3)	
Profit before taxation [1]	75,944	92,121	(17.6)	(a)
Income tax expense [6]	(19,039)	(31,389)	(39.3)	
Profit for the period	56,905	60,732	(6.3)	
Attributable to:				
Equity holders of the parent	**41,208**	**40,275**	2.3	
Minority interests	15,697	20,457	(23.3)	
Profit for the period	56,905	60,732	(6.3)	
Earnings per share				(d)
- basic	4.6 cents	4.6 cents		
- diluted	4.3 cents	4.3 cents		

Note:

(a) ***After excluding business interruption income of $39.8 million in 2005, profit before tax for Q1 2006 increased by 45% to $75.9 million (adjusted 2005: $52.3 million).***

(b) Excludes the Group's share of revenue from Edelweiss Park, The Sail @ Marina Bay and Parc Emily, which are being developed by jointly-controlled entities.

(c) The comparative figures have been restated/reclassified to take into account the adjustments arising from the adoption of various new/revised Financial Reporting Standards (FRSs) and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group, or to conform with current year's presentation.

(d) Details on the computation of Earnings per share and the number of ordinary shares issued in Q1 2006 are contained in pages 11-12.

Notes to the Group's Income Statement:

(1) Profit before taxation includes the following:

	The Group Three months ended 31 March	
	2006	2005 (restated)
	S$'000	S$'000
Interest income	7,282	6,477
Write-back of allowance for foreseeable losses on development properties	3,750	1,074
Depreciation and amortisation	(40,474)	(41,489)
Net exchange gain/(loss)	1,224	(1,156)

(2) Other operating income, comprising mainly interest income, net exchange gain, unrealised gain on equities held for trading, profit on sale of property, plant and equipment and miscellaneous income, decreased by $34.8 million to $14.7 million (2005: $49.5 million) mainly due to business interruption insurance proceeds of £12.8 million (approximately S$39.8 million) received in 2005 in respect of the Millenium Hilton New York, a hotel held by its subsidiary, Millennium & Copthorne Hotels plc. This has been partially offset by an increase in unrealised gain on equities held for trading of $2.5 million to $3.3 million (2005: $0.8 million).

(3) Administrative expenses comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees. This increased by $7.0 million to $100.5 million (2005: $93.5 million) mainly on account of higher utilities, property taxes and salaries for the hotel division which was in line with the increase in its revenue.

(5) Finance costs comprise interest on borrowings of $33.9 million (2005: $35.4 million), fair value loss on investments (2005: $0.2 million) and amortisation of transaction costs on borrowings and debt securities $1.0 million (2005: $1.4 million).

(6) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates.

	The Group Three months ended 31 March	
	2006	2005
The tax charge relates to the following:	S$'m	S$'m
Profit for the period	19.2	11.4
Business interruption insurance proceeds	-	18.7
(Over)/under provision in respect of prior periods	(0.2)	1.3
	19.0	31.4

The effective tax rate for the Group is 25% (2005: 34%). Excluding the underprovision in respect of prior periods, business interruption insurance proceeds and its related tax, the effective tax rate for the Group for 2005 would be 22%.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------->		<-- The Company ---->	
		As at 31.3.2006 S$'000	As at 31.12.2005 S$'000	As at 31.3.2006 S$'000	As at 31.12.2005 S$'000
Non-current assets					
Property, plant and equipment		6,866,149	7,062,040	559,525	561,000
Intangible assets		69	73	-	-
Investments in subsidiaries		-	-	2,187,325	2,187,325
Investments in jointly-controlled entities		201,366	139,270	48,654	48,654
Financial assets		138,498	109,316	38,484	37,752
Other non-current assets		291,357	287,226	106,289	107,738
		7,497,439	**7,597,925**	**2,940,277**	**2,942,469**
Current assets					
Development properties		1,949,266	1,886,488	1,512,220	1,484,558
Consumable stocks		14,006	13,875	1,025	1,014
Financial assets		49,691	52,069	-	-
Trade and other receivables		719,163	771,177	1,154,169	1,104,580
Cash and cash equivalents		552,529	573,608	96,455	137,726
		3,284,655	**3,297,217**	**2,763,869**	**2,727,878**
Total assets		**10,782,094**	**10,895,142**	**5,704,146**	**5,670,347**
Equity attributable to equity holders of the parent					
Share capital	(1)	1,961,239	460,944	1,961,239	460,944
Reserves		2,614,755	4,086,872	1,839,450	3,299,588
		4,575,994	4,547,816	3,800,689	3,760,532
Minority interests		1,481,987	1,527,445	-	-
Total equity		**6,057,981**	**6,075,261**	**3,800,689**	**3,760,532**
Non-current liabilities					
Interest-bearing borrowings	(2)	3,019,159	2,679,926	748,537	917,467
Other liabilities		24,847	26,285	5,386	6,626
Employee benefits		44,774	45,877	-	-
Provisions		7,411	8,377	-	-
Deferred tax liabilities		431,438	433,549	23,339	20,437
		3,527,629	**3,194,014**	**777,262**	**944,530**
Current liabilities					
Bank overdrafts		2,467	2,815	-	-
Trade and other payables		598,831	611,146	734,699	772,827
Interest-bearing borrowings	(2)	492,734	910,422	371,717	175,264
Other liabilities		2,607	2,394	-	-
Employee benefits		15,737	15,602	1,252	1,191
Provision for taxation		82,301	81,630	18,527	16,003
Provisions		1,807	1,858	-	-
		1,196,484	**1,625,867**	**1,126,195**	**965,285**
Total liabilities		**4,724,113**	**4,819,881**	**1,903,457**	**1,909,815**
Total equity and liabilities		**10,782,094**	**10,895,142**	**5,704,146**	**5,670,347**

Notes :

(1) Following the amendments brought about by the Companies (Amendment) Act 2005 which came into operation on 30 January 2006, any amount standing to the credit of the Company's share premium account as at 29 January 2006 shall become part of the Company's share capital on 30 January 2006.

(2) These balances are stated at amortised cost after taking into consideration the related transaction costs.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 31/3/2006 S$'000	As at 31/12/2005 S$'000
Unsecured			
-repayable within one year		372,450	175,798
-repayable after one year		1,656,474	1,499,589
	(a)	2,028,924	1,675,387
Secured			
-repayable within one year		122,885	737,884
-repayable after one year		1,370,928	1,187,605
	(b)	1,493,813	1,925,489
Gross borrowings	(a)+(b)	3,522,737	3,600,876
Less: cash and cash equivalents		(552,529)	(573,608)
Net borrowings		2,970,208	3,027,268

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Three months ended 31 March	
	2006	**2005 (restated)**
Operating Activities	**S$'000**	**S$'000**
Profit before taxation	75,944	92,121
Adjustments for:		
Depreciation and amortisation	40,474	41,489
Property, plant and equipment written off	7	20
Profit/(loss) on sale of property, plant and equipment	37	(837)
Share of after-tax profit of jointly-controlled entities	(15,353)	(17,508)
Interest income	(7,282)	(6,477)
Finance costs	34,907	36,943
Dividend income	(118)	(402)
Mark-to-market gain on financial assets held for trading	(3,338)	(818)
Ineffective portion of change in fair value of cash flow hedges	-	(1,905)
Allowance for foreseeable losses on development properties written back	(3,750)	(1,074)
Value of employee services received for issue of share options	515	376
Operating profit before working capital changes	122,043	141,928
Changes in working capital		
Development properties	(4,194)	(25,139)
Stocks, trade and other receivables	(5,643)	(31,216)
Trade and other payables	(11,925)	(30,188)
Employee benefits	(973)	587
Cash generated from operations	99,308	55,972
Income tax paid	(11,543)	(5,628)
Cash flows from operating activities carried forward	**87,765**	**50,344**

	Three months ended 31 March	
	2006	2005 (restated)
	S$'000	S$'000
Cash flows from operating activities brought forward	**87,765**	**50,344**
Investing Activities		
Purchase of property, plant and equipment	(18,657)	(14,788)
Proceeds from sale of property, plant and equipment	142	15,750
Purchases of financial assets	(22,256)	(32,808)
Interest received	6,914	11,975
Dividend received from financial investments	95	330
Cash flows from investing activities	(33,762)	(19,541)
Financing Activities		
Proceeds from issue of shares	21,093	13,418
Capital contribution from minority shareholders	3,306	2,920
Proceeds from term loans	464,471	67,140
Repayment of term loans	(472,865)	(129,635)
Repayment to finance leases	(2,721)	(2,713)
Proceeds from issuance of bonds and notes	200,000	110,000
Payment of transaction costs	(1,759)	(913)
Repayment of bonds and notes	(250,000)	(71,249)
Increase in/(repayment of) other long-term liabilities	190	(1,032)
Proceeds from bank loans	18,125	-
Fixed deposits pledged to a financial institution	(10)	(3)
Dividend paid	(11,121)	-
Repayment from/(advances to) related corporations	11,850	(5,480)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(32,834)	(36,695)
Cash flows from financing activities	(52,275)	(54,242)
Net increase/(decrease) in cash and cash equivalents carried forward	**1,728**	**(23,439)**

	Three months ended 31 March	
	2006	2005 (restated)
	S$'000	S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	**1,728**	**(23,439)**
Effect of exchange rate changes on balances held in foreign currencies	(22,469)	2,037
Cash and cash equivalents at beginning of the period	569,767	825,663
Cash and cash equivalents at end of the period	**549,026**	**804,261**
Cash and cash equivalents comprise:-		
Cash and cash equivalents as shown in the Balance Sheet	552,529	807,250
Less: Fixed deposits pledged to a financial institution	(1,036)	(1,013)
Bank overdrafts	(2,467)	(1,976)
	549,026	**804,261**

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

The Group	<------Attributable to equity holders of the parent------>								
	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
At 1 January 2006	460.9	1,492.3	148.2	23.3	142.0	2,281.1	4,547.8	1,527.4	6,075.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(38.1)	-	(38.1)	(61.3)	(99.4)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.5)	-	(0.5)	0.1	(0.4)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	1.2	-	1.2	1.1	2.3
Change in fair value of equity investments available-for-sale	-	-	-	3.0	-	-	3.0	-	3.0
Net gains/(losses) recognised directly in equity	-	-	-	3.0	(37.4)	-	(34.4)	(60.1)	(94.5)
Profit for the period	-	-	-	-	-	41.2	41.2	15.7	56.9
Total recognised income and expenses for the period	-	-	-	3.0	(37.4)	41.2	6.8	(44.4)	(37.6)
Issue of ordinary shares	4.2	16.9	-	-	-	-	21.1	-	21.1
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.4	3.4
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,509.2)	-	-	-	13.1	-	-	-
Dividends	-	-	-	-	-	-	-	(4.6)	(4.6)
At 31 March 2006	1,961.2	-	148.2	26.6	104.6	2,335.4	4,576.0	1,482.0	6,058.0
At 1 January 2005[1]	452.5	1,458.7	148.2	9.8	145.2	2,149.7	4,364.1	1,460.8	5,824.9
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(3.5)	-	(3.5)	20.9	17.4
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	0.9	-	0.9	0.3	1.2
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	0.3	-	0.3	0.3	0.6
Effective portion of change in fair value of cash flow hedges	-	-	-	2.6	-	-	2.6	2.4	5.0
Change in fair value of equity investments available-for-sale	-	-	-	4.3	-	-	4.3	-	4.3
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.4)	(1.4)	(1.2)	(2.6)
Net gains/(losses) recognised directly in equity	-	-	-	6.9	(2.3)	(1.4)	3.2	22.7	25.9
Profit for the period, restated	-	-	-	-	-	40.3	40.3	20.4	60.7
Total recognised income and expenses for the period	-	-	-	6.9	(2.3)	38.9	43.5	43.1	86.6
Issue of ordinary shares	2.7	10.7	-	-	-	-	13.4	-	13.4
Change of interest in subsidiaries	-	-	-	-	-	-	-	2.9	2.9
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
At 31 March 2005, restated	455.2	1,469.4	148.2	17.0	142.9	2,188.6	4,421.3	1,507.0	5,928.3

** Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

Note:

(1): The balances as at 1 January 2005 have been restated to take into account the adjustments arising from the adoption of various new/revised FRSs and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group.

Consolidated Statement of Recognised Income and Expenses

	Note	The Group Three months ended 31 March 2006 S$m	2005 (restated) S$m
Translation differences arising on consolidation of foreign subsidiaries [1]	(a)	(99.4)	17.4
Exchange differences on hedge of net investments in foreign entities		(0.4)	1.2
Exchange differences on monetary items forming part of net investments in foreign entities		2.3	0.6
Effective portion of change in fair value of cashflow hedges		-	5.0
Change in fair value of equity investments available-for-sale		3.0	4.3
Actuarial losses on defined benefit plans		-	(2.6)
Net (expenses)/income recognised directly in equity		(94.5)	25.9
Profit for the period		56.9	60.7
Total recognised income and expenses for the period		(37.6)	86.6
Attributable to:			
Equity holders of the parent		**6.8**	**43.5**
Minority interests		(44.4)	43.1
		(37.6)	86.6

Note:

(a) Due to the strengthening of the Singapore Dollar against the US Dollar, Sterling Pound and NZ Dollar in the first quarter of the year, exchange losses of $99.4 million arose on translating the net assets of foreign subsidiaries for Q1 2006. As shown in page 8, the share of these translation losses attributable to the minority shareholders is $61.3 million.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2006	460.9	1,479.2	63.7	17.7	1,739.0	3,760.5
Change in fair value of equity investments available-for-sale recognised directly in equity	-	-	-	0.7	-	0.7
Profit for the period	-	-	-	-	18.4	18.4
Total recognised income and expenses for the period	-	-	-	0.7	18.4	19.1
Issue of ordinary shares	4.2	16.9	-	-	-	21.1
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,496.1)	-	-	-	-
At 31 March 2006	1,961.2	-	63.7	18.4	1,757.4	3,800.7
At 1 January 2005[1]	452.5	1,445.6	63.7	13.2	1,701.0	3,676.0
Change in fair value of equity investments available-for-sale recognised directly in equity	-	-	-	3.7	-	3.7
Profit for the period, restated	-	-	-	-	3.0	3.0
Total recognised income and expenses for the period	-	-	-	3.7	3.0	6.7
Issue of ordinary shares	2.7	10.7	-	-	-	13.4
At 31 March 2005, restated	455.2	1,456.3	63.7	16.9	1,704.0	3,696.1

Note:

(1): The balances as at 1 January 2005 have been restated to take into account the adjustments arising from the adoption of various new/revised FRSs and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

During the period ended 31 March 2006, the Company issued 8,436,947 new ordinary shares pursuant to the exercise of subscription rights by bonus warrants holders, thus bringing the total number of issued ordinary shares as at 31 March 2006 to 897,238,005.

As at 31 March 2006, the number of ordinary shares that may be issued on conversion of all the outstanding bonus warrants is 12,666,202 ordinary shares (31 March 2005: 32,542,594 ordinary shares).

Preference share capital

There were no additional non-redeemable convertible non-cumulative preference shares ("Preference Shares") issued during the period ended 31 March 2006. The total number of issued Preference Shares as at 31 March 2006 and 31 March 2005 is 330,874,257.

As at 31 March 2006, the maximum number of ordinary shares that may be issued upon full conversion of all the Preference Shares at the sole option of the Company is 44,998,898 ordinary shares.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except for the adoption of various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2006 (refer item 5 below), the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2005.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Other than the adoption of various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2006, there has been no change in the accounting policies and methods of computation adopted by the Group. The adoption of the new/revised Financial Reporting Standards is not expected to have a significant impact on the financial statements of the Group.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Three months ended 31 March	
	2006	2005 (restated)
Basic Earnings per share (cents)	4.6	4.6
Diluted Earnings per share (cents)	4.3	4.3
Earnings per share is calculated based on:		
a) Profit attributable to equity holders of the parent (S$'000) (*)	41,208	40,275
b) Weighted average number of ordinary shares in issue:		
- basic	895,359,843	882,930,112
- diluted (**)	949,634,989	943,147,236

* *After deducting any preference shares declared for the period.*

** *For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	31/3/2006 S$	31/12/2005 S$	31/3/2006 S$	31/12/2005 S$
Net Asset Value per ordinary share based on issued share capital of 897,238,005 ordinary shares as at 31 March 2006 (888,801,058 ordinary shares as at 31 December 2005).	5.10	5.12	4.24	4.23

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

   (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
   (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group Performance

For the first quarter of the year, the Group reported revenue of $541.4 million (2005: $518.0 million). Gross profit increased by 10% to $287.6 million (restated 2005: $262.0 million). Profit before taxation amounted to $75.9 million (restated 2005: $92.1 million). Higher profit achieved in Q1 2005 was mainly due to the positive one-off effect of £12.8 million (approximately S$39.8 million) in other operating income which relates to proceeds received from the September 11 2001 insurance claim by its hotel subsidiary, Millennium & Copthorne Hotels plc ("M&C"). Excluding this one-off insurance receipt in 2005, profit before taxation for Q1 2006 would have increased by 45% to $75.9 million (adjusted 2005: $52.3 million).

After accounting for taxation and minority interests, attributable profit increased to $41.2 million (restated 2005: $40.3 million). Excluding the one-off insurance receipt in 2005, attributable profit after taxation and minority interests for Q1 2005 would have been $29.3 million. When compared against the attributable profit for Q1 2006 of $41.2 million, this would have resulted in an increase of 41%.

Property

The economy grew strongly in Q1 surpassing expectations. The residential property market continued to do well with prices increasing by 1.5% in Q1, the biggest quarterly gain in 5 years.

The Group continued to sell units from its existing projects namely City Square Residences, Savannah CondoPark, Monterey Park and The Pier at Robertson.

Profits were recognised progressively from pre-sold projects such as City Square Residences, The Sail @ Marina Bay and Edelweiss Park. Profits were also recognised from Savannah CondoPark.

Planning for the launch of three high profile projects namely St. Regis Residences, Plot C9 at Sentosa Cove and No. 1 Shenton Way redevelopment are progressing well. They are expected to be marketed soon.

In addition, Residences @ Evelyn is also expected to be launched shortly.

The office market is also performing strongly with rental expecting to increase by 15% to 20% in 2006. Both occupancy and rental rates of the Group have improved in Q1.

As part of the Group's strategic land acquisition policy, it has successfully tendered for a prime, freehold land parcel at Thomson/Balestier Road area. The Group clinched the site for $156.3 million. Comprising three collective sale developments, it has a combined land area of about 137,500 square feet. This provides the Group with the opportunity to amalgamate the sites for redevelopment. Including the possibility of adjoining remnant state land (to be alienated from Singapore Land Authority), the Group would be able to develop a condominium project with a gross floor area of approximately 490,000 square feet. With a permissible height of 36 storeys, the Group's proposed residential development will be designed to capture the commanding views of the Thomson/Mount Pleasant/MacRitchie area. Given the enlarged site, pending the finalised design configuration, the proposed development is expected to comprise about 350 – 380 apartments.

Hotel

M&C, in which the Group has a 52% interest, had a successful first quarter. It saw increases in revenue and RevPAR. Its group revenue for the quarter was up 16% to £149.9 million (2005: £129.5 million) and its RevPAR was £46.47, an 8.4% year on year improvement at constant rates of exchange. Its hotels in both USA and Singapore were strong performers.

RevPAR of M&C's hotels in Singapore increased by 43.9%, due to good occupancy in February from a major aerospace fair coupled with the group's ability to increase average rates following the completion of the refurbishment programme at Orchard Hotel.

M&C signed a new management contract to operate and manage an all-executive suite Millennium Hotel in Abu Dhabi. This exciting development will comprise 198 furnished apartments with business and sports facilities. This adds to M&C's stable of Middle East management contracts which it has already secured. They include the Millennium Hotel Doha in Qatar, a 238 bedroom, 5-star property scheduled to open in late 2006, the 325 bedroom Millennium Hotel Abu Dhabi, the 115 bedroom Millennium Airport Hotel Dubai and the 259 bedroom Millennium Hotel Sharjah (under franchise).

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for year ended 31 December 2005.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

The economy is expected to do well for 2006 and the earlier projection of 4% to 6% growth should stay for the year.

The Group is putting on the final touches to the prestigious St. Regis Residences show suites and will be launching it soon. This joint venture super luxurious 173-unit development located at the exclusive Tanglin/Tomlinson Road is expected to draw strong response, especially given its current waiting list of potential buyers.

The Group also has in its pipeline plans to launch another two high-end niche developments. First to be launched will be the 264-unit residential waterfront joint venture project at Sentosa Cove (Plot C9). This 15-storey development with an award winning design, superbly located at the gateway of the marina basin, will be the tallest in Sentosa Cove. The waitlist of potential buyers for this premium development has exceeded our expectations.

The second project to be launched will be at No. 1 Shenton Way which will be redeveloped into a proposed 50-storey building comprising about 330 apartments with retail component on its ground floor.

Residences @ Evelyn, a joint venture 208-unit luxurious project at the Newton/Scotts Road area will also be launched soon. It is conveniently located near some of the most prestigious schools and is a five-minute drive away from Orchard Road.

The office sector is expected to continue to do well and rental rates for Q1 have increased by 5% to 8%. At the same time, we are seeing a lot of interests from international funds and investors seeking good office buildings and other commercial investment properties in Singapore.

The Group, through Real Estate Capital Asia Partners, L.P. ("RECAP"), a private real estate fund in which it and The Baupost Group L.L.C. has 49.78% interest each, will shortly be launching Phase 1 of the 600-unit luxurious residential development known as Millennium Residences located at the prime Sukhumvit district, Bangkok.

RECAP has acquired a 95% interest in Phuket Square Company Limited which owns principally about 947,000 square feet of land with an in-construction retail shopping, entertainment and two hotel complex known as "Jungceylon". This significant development project is located near Patong Beach, Phuket, Thailand and has an estimated gross area of nearly 2.2 million square feet with the two hotels having a combined total of more than 400 rooms.

Hotel

With a successful first quarter, accompanied with the positive trends of 2005 continuing to flow through to this current year, M&C remains confident to make further progress. The outlook remains in line with its expectations at the last year end. M&C's strong performance has been achieved by its strategy of being both an owner and operator of an attractive portfolio of hotels, with good exposure to improving markets.

Group Prospects

With the line-up of exciting new launches and redevelopment opportunities, the Group is confident of remaining profitable during the next 12 months.

11. Dividend

(a) *Current Financial Period Reported On*

Any dividend declared for the current financial period reported on?

Yes.

On 2 May 2006, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a non-cumulative preference dividend to holders of City Developments Limited Preference Shares in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 181 days, being the actual number of days comprised in the dividend period from 31 December 2005 to 29 June 2006, divided by 365 days.

Name of Dividend	Preference Dividend
Date of payment	30 June 2006
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2005 to 29 June 2006 (both dates inclusive)
Issue price of Preference Shares	$1.00 per Preference Share
Tax rate	20%

(b) *Corresponding Period of the Immediately Preceding Financial Year*

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes

Name of Dividend	Preference Dividend
Date of payment	30 June 2005
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2004 to 29 June 2005 (both dates inclusive)
Par value of Preference Shares*	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference Share
Tax rate	20%

* Par value of preference shares was abolished on 30 January 2006.

(c) *Date payable*

The preference dividend for the period from 31 December 2005 to 29 June 2006 (both dates inclusive) will be paid on 30 June 2006.

(d) **Books Closure Date for Non-redeemable Convertible Non-cumulative Preference Shares (the "Preference Shares")**

NOTICE IS HEREBY GIVEN that the Preference Share Transfer Books and Register of Preference Shareholders of the Company will be closed on 16 June 2006. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 15 June 2006 will be registered to determine Preference Shareholders' entitlement to the preference dividend (the "Preference Dividend") of 3.9% (net) per annum for the dividend period from 31 December 2005 to 29 June 2006 (both dates inclusive). In respect of Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Preference Dividend will be paid by the Company to CDP who will distribute the Preference Dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

	Revenue Three months ended		Profit before Tax (*) Three months ended		
	2006	2005	2006	2005 (restated)	Note
	S$'000	S$'000	S$'000	S$'000	
Property Development	74,480	66,445	38,392	14,841	
Hotel Operations	418,304	403,172	27,049	59,309	(a)
Rental Properties	40,501	39,751	2,381	16,764	
Others	8,111	8,643	8,122	1,207	
	541,396	518,011	75,944	92,121	

** Includes share of after-tax profit of jointly-controlled entities.*

Note:

(a) Included in pre-tax profit for the Hotel Operations for Q1 2005 is the one-off profit of £12.8 million (approximately S$39.8 million) which arose from the settlement of the Millenium Hilton insurance claim. Excluding this one-off insurance receipt, pre-tax profit of the Hotel Operations would be $19.5 million. In comparing this with pre-tax profit for Q1 2006 of $27 million, Hotel Operations would have increased by 38%.

Excluding this one-off insurance receipt, the Group's total pre-tax profit for Q1 2006 would have increased by 45% to $75.9 million (adjusted 2005: $52.3 million).

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue and pre-tax profit increased by $8.1 million (or 12.2%) to $74.5 million (2005: $66.4 million) and by $23.6 million (or 159.5%) to $38.4 million (restated 2005: $14.8 million) respectively. Projects that contributed to both revenue and profit include City Square Residences, Savannah CondoPark, The Pier at Robertson and sale of the first tranche of apartments in Zenith Residences, Sydney held by its subsidiary, Millennium & Copthorne Hotels plc. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in revenue is mainly attributable to contributions from City Square Residences and sale of apartments in Sydney.

The increase in pre-tax profit is in-line with the improvement in revenue. In addition, profit recognised for The Sail @ Marina Bay and Parc Emily as well as higher contributions from Edelweiss Park also resulted in the higher pre-tax profit.

Hotel Operations

Revenue improved by $15.1 million (or 3.7%) to $418.3 million (2005: $403.2 million) mainly due to improvement in RevPAR which increased by 13.7% for the Group.

Pre-tax profit decreased by $32.3 million (or 54.5%) to $27.0 million (restated 2005: $59.3 million) mainly on account of one-off profit recognition of £12.8 million (approximately S$39.8 million) from the settlement of Millenium Hilton insurance dispute in Q1 2005.

Rental Properties

Revenue remained relatively unchanged at $40.5 million (2005: $39.8 million) whilst pre-tax profit fell to $2.4 million (restated 2005: $16.8 million). Higher profit achieved in 2005 was mainly due to the disposal of MyeongDong Central Building in Seoul, held by a jointly-controlled entity in which the Group has a 50% interest.

Others

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has remained unchanged at $8.1 million (2005: $8.6 million).

Pre-tax profit for this segment increased by $6.9 million to $8.1 million (2005: $1.2 million). The increase resulted from higher unrealised gain on equities held for trading, exchange gain (mainly unrealised) on foreign currency denominated loans and higher management fees.

15. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2005 S$'000	Full Year 2004 S$'000
Ordinary	90,311	52,786
Preference	12,904	7,248
Total	**103,215**	**60,034**

The first and final ordinary dividend and special ordinary dividend for 2005 of 7.5 cents and 5.0 cents per ordinary share less 20% tax respectively have been approved by the ordinary shareholders at the Annual General Meeting held on 26 April 2006 and the dividend amounts are based on the number of issued ordinary shares as at 27 April 2006, the latest practicable date of this announcement. These dividend amounts are subject to adjustment based on the issued ordinary shares as at 4 May 2006, being the date of determination of ordinary shareholders' entitlement to the first and final ordinary dividend and special ordinary dividend.

16. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted for the quarter ended 31 March 2006 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(project management, property management and maintenance, marketing and accounting and administrative services)*	$7,688,599
	Total	**$7,688,599**
Directors and their immediate family members		Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
2 May 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2006 18:01:25
Announcement No.	00102

RECEIVED
2006 MAY 10 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on a Joint Venture to develop a new Millennium hotel in Beijing, the People's Republic of China

Description: Please find attached the announcement released by Millennium & Copthorne Hotels plc and the press release issued by Hong Leong Group, Group Corporate Affairs, for your information.

Attachments:

- AprilBeijingSEannouncement030506.pdf
- MilBeijingRelease.pdf

Total size = **59K**
(2048K size limit recommended)

3 May 2006

MILLENNIUM & COPTHORNE HOTELS PLC
M&C Hotels in Joint Venture to develop a new Millennium hotel in Beijing, the People's Republic of China

Millennium & Copthorne Hotels plc ("M&C") is pleased to announce that its wholly-owned subsidiary, Millennium & Copthorne Hotels (Hong Kong) Limited ("M&C(HK)") has entered into a Definitive Framework Agreement (the "DFA") with Beijing Xiangjiang Xingli Real Estate Development Co., Ltd. ("XJXL") and other parties. The DFA sets out the parties' intention to enter into joint venture arrangements to develop and operate a 5-star hotel (the "Hotel") right in the heart of the new Central Business District in Beijing, the People's Republic of China.

The Hotel, to be called The Millennium Beijing, will comprise 28 levels with 520 guest rooms. The Hotel is located at the Beijing Fortune Plaza mixed-use development site along Dongsanhuan North Road in Chaoyang District, which is in the heart of the new Beijing Central Business District, and is also in close proximity to the China World Trade Centre. Currently under construction, the Hotel is scheduled to open in the first half of 2008, in advance of the Beijing Olympics. Construction of the frame of the building has already been completed.

Subject to certain conditions, M&C will initially hold 30% of the Joint Venture although this is expected to increase to 70% by 31 December 2006. The total development cost is expected to be approximately RMB 1.13 billion (approximately £77 million). Assuming M&C increases its share of the Joint Venture to 70%, its proportionate share of these costs will be approximately £53.9 million. The Joint Venture parties intend to fund the Joint Venture by way of capital contributions, shareholders' loans and financing from external financial institutions.

The Millennium Beijing will become M&C's second hotel in China, following the announcement of the management contract to operate The Millennium Hongqiao Shanghai, a 350 bedroom 5-star property scheduled to open around August this year.

Mr Kwek Leng Beng, Chairman of M&C Hotels, commented:

"Securing the Millennium Beijing anchors our presence in China and is a key development in our stated aim to grow in Asia. The long term prospects for this property are excellent due to the economic growth prospects both in China and especially in the Beijing Central Business District. Furthermore, visibility for Beijing will be enhanced significantly with the impending Olympics in 2008, leading to more visitor arrivals to the capital."

Enquiries:

Tony Potter, Group Chief Executive +44 (0) 20 7872 2444
Robin Lee, Senior Vice President Finance +44 (0) 20 7872 2444
Millennium & Copthorne Hotels plc

Ben Foster/Charlie Watenphul
Financial Dynamics +44 (0) 20 7831 3113



Hong Leong Group
Singapore
Group Corporate Affairs

News Release

For Immediate Release

2 May 2006

M&C Hotels in Joint Venture to develop a new Millennium hotel in Beijing, the People's Republic of China

Millennium & Copthorne Hotels plc ("M&C Hotels") today announced its entry into a joint venture for the development of a Millennium hotel in Beijing, the People's Republic of China (PRC).

The 5-star Hotel, to be called the Millennium Beijing (the "Hotel"), will comprise 28 levels with 520 guest rooms. The Hotel is located at the Fortune Plaza mixed-use development site along Dongsanhuan North Road in Chaoyang District, which is in the very heart of the new Beijing Central Business District. The Hotel is also in close proximity to the China World Trade Centre. Currently under construction, the Hotel is scheduled for opening in the first half of 2008, in advance of the Beijing Olympics. Construction of the frame of the building has already been completed.

The estimated development cost of the Hotel inclusive of construction financing costs, transaction taxes, and pre-opening expenses is approximately RMB 1.13 billion (approximately SGD$223 million).

Subject to the completion of certain conditions precedent, including the establishment of the Sino-foreign equity joint venture company (the "JVCO") as the vehicle to own and develop the Hotel and the receipt of approvals from the relevant PRC governmental authorities, M&C Hotels' wholly-owned subsidiary, Millennium & Copthorne Hotels (Hong Kong) Limited ("M&C(HK)") will initially hold a 30% equity interest in the JVCO while the remaining 70% equity interest shall be held by its PRC joint venture party, Beijing Xiangjiang Xingli Real Estate Development Co., Ltd. ("XJXL"). It is anticipated that the fulfillment of these conditions precedent would occur by September 2006.

Pursuant to the various agreements entered between the joint venture parties, it is further contemplated that subject to the fulfillment of a further set of conditions precedent, M&C(HK) will increase its equity interest in the JVCO up to 70% and correspondingly, XJXL will reduce its equity interest to 30%. This increase in M&C (HK)'s shareholding in the JVCO is expected to occur by the end of 2006.

- more -

9 Raffles Place
#36-00
Republic Plaza
Singapore 048619
Tel: 6438 0880
Fax: 6534 3060
www.hongleong.com.sg

"*Securing the Millennium Beijing anchors our presence in China and is a key development in our stated aim to grow in Asia. The long term prospects for this property are excellent due to the economic growth prospects both in China and especially in the Beijing Central Business District. Furthermore, visibility for Beijing will be enhanced significantly with the impending Olympics in 2008, leading to more visitor arrivals to the capital,*" said Mr Kwek Leng Beng, Chairman of M&C Hotels.

"*With the Millennium Hongqiao Shanghai opening in August this year, the addition of Millennium Beijing to our China presence will augment brand awareness of our hotel group in a country with a substantial outbound market that is growing at a vigorous pace. This hotel will help to define M&C Hotels in the China marketplace, which saw over 35 million visitors in 2005, reflecting a 18% growth from the previous year*" added Mr Vincent Yeo, President, Asia Pacific Hotels for M&C Hotels.

The PRC is one of Singapore's largest visitor-generating markets with 91,000 tourists arriving in the country in March of this year alone. Last year, Singapore received over 1 million PRC visitors, a 34.7% growth year on year.

The London-listed M&C Hotels, a 53% subsidiary of City Developments Limited and part of the Hong Leong Group Singapore, operates in major gateway cities in 18 countries with a portfolio of nearly 100 hotels. It is one of the world's largest hotel chains and is Singapore's largest international hotel group.

XJXL, a Sino-foreign co-operative joint venture established by Beijing Xingli Real Estate Development Co., Ltd. and H.K.I. Development Limited in the PRC, is also the developer of the Fortune Plaza mixed-use development scheme on which the Hotel is sited.

- end -

For more information, please contact:
Gerry de Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
Tel: +65 6428 9308 / +65 9731 7122
Fax: +65 6534 3060
Email: gerry@cdl.com.sg

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* Asterisks denote mandatory information

RECEIVED
2006 MAY 10 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 12:39:40
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on New Subsidiaries and Increase in Shareholding in Subsidiary
Description	Please refer to the attached file on the above.
Attachments:	Notification.pdf Total size = **18K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW SUBSIDIARIES AND INCREASE IN SHAREHOLDING IN SUBSIDIARY

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(1) Incorporation of new subsidiaries

(a) SWAN USA, Inc. an indirect subsidiary of City e-Solutions Limited, which is in turn a subsidiary of the Company, has on 1 March 2006 incorporated a wholly-owned subsidiary known as The Elise Group, Inc. in the State of Colorado, USA with an authorized share capital of 1,000 shares of common stock and an issued and paid-up share capital of 100 shares at US$0.01 each. The principal activity of The Elise Group Inc. is to carry on the business of revenue consultancy.

(b) Sunnyvale Partners, Ltd. an indirect subsidiary of Millennium & Copthorne Hotels plc ("M&C"), which is in turn a subsidiary of the Company, has registered a new limited liability company, M&C Crescent Interests, LLC in the State of Colorado, USA. The principal activity of M&C Crescent Interests, LLC is that of real estate development.

(2) Increase in shareholding in CDL Investments New Zealand Limited ("CDLI")

Pursuant to a dividend reinvestment plan, CDLI has on 31 March 2006 allotted and issued 7,382,147 new shares at a strike price of NZ$0.419360 per share to Millennium & Copthorne Hotels New Zealand Limited ("M&CHNZ"), a subsidiary of M&C, upon M&CHNZ's election to receive its dividends in the form of new shares.

Consequent upon the said allotment of shares, the shareholding of M&CHNZ in CDLI was increased from 62.46% to 63.48%.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 4 May 2006

Miscellaneous	
* Asterisks denote mandatory information	

RECEIVED 2006 MAY 10 A 10:12 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 18:15:26
Announcement No.	00119

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc on an agreement with Chelsea Football Club to operate a Copthorne Hotel and Millennium Club Hotel at Stamford Bridge, Chelsea, London
Description	Please find the Press Release issued by Millennium & Copthorne Hotels plc on 4 May 2006 relating to the above matter.
Attachments:	chelseapressrelease.pdf Total size = **21K** (2048K size limit recommended)

PRESS RELEASE

MILLENNIUM & COPTHORNE HOTELS ANNOUNCE A COPTHORNE HOTEL AND MILLENNIUM CLUB HOTEL AT CHELSEA FOOTBALL CLUB GROUND STAMFORD BRIDGE, CHELSEA, LONDON

Millennium & Copthorne Hotels plc are pleased to announce that they have signed an agreement with Chelsea Football Club to operate two hotels at Stamford Bridge totalling 275 rooms.

Both hotels will be operated under a long term management contract and all non-stadium food and beverage operations and meeting facilities will be included within Millennium & Copthorne's management.

One hotel will be branded the Copthorne Hotel at Chelsea Village (160 rooms) and one the Millennium Hotel at Chelsea Village (115 rooms) following a substantial refurbishment and upgrade programme to be completed this year.

The execution and control of the refurbishment programme will be such as to cause no disruption to the business at the complex.

It is Millennium & Copthorne's intention to review all existing outlets with a view to developing several of its key restaurants and conference products.

Millennium & Copthorne's Group Chief Executive, Tony Potter commented "We share a common vision with Chelsea Football Club of creating a unique guest experience at Stamford Bridge. We are delighted to be working with the Premiership Champions and look forward to managing the Club's two hotel properties and restaurants. We intend to position the hotels on a global platform and in the UK to complement our two existing hotels at Premiership Club locations, the Millennium hotel at the Madejski Stadium Reading and the Copthorne Hotel Manchester at Old Trafford.

Together with recent announcements of new Millennium hotels in Beijing, Shanghai, Qatar and Abu Dhabi this brings the number of hotels within Millennium & Copthorne to 100 in 18 countries".

4th May 2006

Enquiries:

Tony Potter, Group Chief Executive	+44 (0) 20 7872 2444
Robin Lee, Senior Vice President Finance	+44 (0) 20 7872 2444
Millennium & Copthorne Hotels plc	
Ben Foster/Charlie Watenphul	
Financial Dynamics	+44 (0) 20 7831 3113

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RECEIVED 2006 MAY 10 A 10:12 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 17:15:43
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Notices of Changes in Substantial Shareholders' Interests

Description

We attach herewith the Notices of Changes in Interests of Substantial Shareholders of City Developments Limited, namely (i) Hong Realty (Private) Limited, (ii) Hong Leong Holdings Limited, (iii) Hong Leong Investment Holdings Pte. Ltd., (iv) Davos Investment Holdings Private Limited and (v) Kwek Holdings Pte Ltd.

Attachments:

- HR.pdf
- HLH.pdf
- HLIH.pdf
- DAVOS.pdf
- KH.pdf

Total size = **223K**
(2048K size limit recommended)

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Notice Of Change in Substantial Shareholder's Deemed Interests

PART I [Please complete this Part]

1. Date of notice to listed company: 4 May 2006

2. Name of Substantial Shareholder: Hong Realty (Private) Limited ("HR")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of interest: 3 May 2006

2. The change in the percentage level: From 3.542% to 3.366 %

3. Circumstance(s) giving rise to the interest or change in interest: The allotment of 140 ordinary shares in CDL to Falcon Properties Pte. Limited (in members' voluntary liquidation) ("Falcon") pursuant to the exercise of warrants by Falcon on 3 May 2006.

HR has deemed interest in the ordinary shares in CDL held by Falcon by virtue of the provisions of Section 7 of the Companies Act, Chapter 50

PART III (cont'd)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a transaction as set out above.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	**32,088,024**	**30,499,616**
As a percentage of issued share capital[1]:	3.558%	3.382%
No. of shares held after the change:	**32,088,024**	**30,499,756**
As a percentage of issued share capital[2]:	3.542%	3.366%

Note :

1. % of issued share capital before the change is based on 901,867,282 issued ordinary shares as at 13 April 2006.

2. % of issued share capital after the change is based on 905,989,886 issued ordinary shares as at 3 May 2006.

Notice Of Change in Substantial Shareholder's Deemed Interests

PART I [Please complete this Part]

1. Date of notice to the Company: 4 May 2006

2. Name of Substantial Shareholder: Hong Leong Holdings Limited ("HLH")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of deemed interest: 3 May 2006

2. The change in the percentage level: From 2.179 % to 2.158 %

3. Circumstance(s) giving rise to the interest or change in interest:

The allotment of 140 ordinary shares in CDL to Falcon Properties Pte. Limited (in members' voluntary liquidation) ("Falcon") pursuant to the exercise of warrants by Falcon on 3 May 2006.

HLH has deemed interest in the ordinary shares in CDL held by Falcon by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (cont'd)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.
The change in the percentage level is the result of a transaction as set out above.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	**148,787,477**	**19,547,080**
As a percentage of no. of issued shares [1]:	16.585%	2.179%
No. of shares held after the change:	**148,787,477**	**19,547,220**
As a percentage of no. of issued shares [2]:	16.423%	2.158%

Note :

1. % of no. of issued shares before the change is based on 897,140,088 issued ordinary shares as at 27 March 2006.

2. % of no. of issued shares after the change is based on 905,989,886 issued ordinary shares as at 3 May 2006.

Notice Of Change in Substantial Shareholder's Deemed Interests

PART I [Please complete this Part]

1. Date of notice to the Company: 4 May 2006

2. Name of Substantial Shareholder: Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of deemed interest: 2 May 2006 and 3 May 2006

2. The change in the percentage level: From 33.308 % to 33.329 %

3. Circumstance(s) giving rise to the interest or change in interest:

The allotment of an aggregate of 1,568,700 ordinary shares in CDL to
(i) Singapore Cement Industrial Company (Private) Limited ("SCIC") – 136,523 ordinary shares;
(ii) SGI Investment Holdings Pte Ltd ("SGI") – 1,432,037 ordinary shares;
(iii) Falcon Properties Pte. Limited (in members' voluntary liquidation) ("Falcon") – 140 ordinary shares,
pursuant to the exercise of warrants by SCIC on 2 May 2006 and the exercise of warrants by SGI and Falcon on 3 May 2006.

HLIH has deemed interest in the ordinary shares in CDL held by SCIC, SGI and Falcon by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (cont'd)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out above.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	**140,169,335**	**300,389,866**
As a percentage of no. of issued shares [1]:	15.542%	33.308%
No. of shares held after the change:	**140,169,335**	**301,958,566**
As a percentage of no. of issued shares [2]:	15.471%	33.329%

Note :

1. % of no. of issued shares before the change is based on 901,867,282 issued ordinary shares as at 13 April 2006.

2. % of no. of issued shares after the change is based on 905,989,886 issued ordinary shares as at 3 May 2006.

Notice Of Change in Substantial Shareholder's Deemed Interests

PART I [Please complete this Part]

1. Date of notice to the Company: 4 May 2006

2. Name of Deemed Substantial Shareholder: Davos Investment Holdings Private Limited ("Davos")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of deemed interest: 2 May 2006 and 3 May 2006

2. The change in the percentage level: From 48.850 % to 48.800 %

3. Circumstance(s) giving rise to the interest or change in interest:

The allotment of an aggregate of 1,568,700 ordinary shares in CDL to
(i) Singapore Cement Industrial Company (Private) Limited ("SCIC") – 136,523 ordinary shares;
(ii) SGI Investment Holdings Pte Ltd ("SGI") – 1,432,037 ordinary shares;
(iii) Falcon Properties Pte. Limited (in members' voluntary liquidation) ("Falcon") – 140 ordinary shares,
pursuant to the exercise of warrants by SCIC on 2 May 2006 and the exercise of warrants by SGI and Falcon on 3 May 2006.

Davos has deemed interest in the ordinary shares in CDL held by SCIC, SGI and Falcon by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (cont'd)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out above.

PART IV

1. Holdings of Deemed Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**440,559,201**
As a percentage of no. of issued shares:[1]	%	48.850%
No. of shares held after the change:		**442,127,901**
As a percentage of no. of issued shares:[2]	%	48.800%

Note :

1. % of no. of issued shares before the change is based on 901,867,282 issued ordinary shares as at 13 April 2006.

2. % of no. of issued shares after the change is based on 905,989,886 issued ordinary shares as at 3 May 2006.

Notice Of Change in Substantial Shareholder's Deemed Interests

PART I [Please complete this Part]

1. Date of notice to the Company: 4 May 2006

2. Name of Deemed Substantial Shareholder: Kwek Holdings Pte Ltd ("KH")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares::	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of deemed interest: 2 May 2006 and 3 May 2006

2. The change in the percentage level: From 48.850 % to 48.800 %

3. Circumstance(s) giving rise to the interest or change in interest:

The allotment of an aggregate of 1,568,700 ordinary shares in CDL to
(i) Singapore Cement Industrial Company (Private) Limited ("SCIC") – 136,523 ordinary shares;
(ii) SGI Investment Holdings Pte Ltd ("SGI") – 1,432,037 ordinary shares;
(iii) Falcon Properties Pte. Limited (in members' voluntary liquidation) ("Falcon") – 140 ordinary shares,
pursuant to the exercise of warrants by SCIC on 2 May 2006 and the exercise of warrants by SGI and Falcon on 3 May 2006.

KH has deemed interest in the ordinary shares in CDL held by SCIC, SGI and Falcon by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (cont'd)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out above.

PART IV

1. Holdings of Deemed Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**440,559,201**
As a percentage of no. of issued shares:[1]:	%	48.850%
No. of shares held after the change:		**442,127,901**
As a percentage of no. of issued shares:[2]:	%	48.800%

Note :

1. % of no. of issued shares before the change is based on 901,867,282 issued ordinary shares as at 13 April 2006.

2. % of no. of issued shares after the change is based on 905,989,886 issued ordinary shares as at 3 May 2006.

Miscellaneous

* Asterisks denote mandatory information

RECEIVED
2006 MAY 10 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2006 12:40:45
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the Appointment of a Non-Executive Director
Description	Please find the subject Announcement released by Millennium & Copthorne Hotels plc on 4 May 2006.
Attachments:	CKAppointment4May2006.pdf Total size = **14K** (2048K size limit recommended)

4 May 2006

Millennium & Copthorne Hotels plc
Appoints Non-Executive Director

Millennium & Copthorne Hotels plc is pleased to announce the appointment of Christopher Keljik OBE, as a non-executive director with immediate effect. In addition to joining the Board, Mr Keljik will sit on the Remuneration, Audit and Nominations committees.

In May 2005, he retired from his position as Group Executive Director of Standard Chartered plc after a long career with the company that commenced in 1976. During his career with Standard Chartered, Mr Keljik held a number of senior positions in corporate finance, treasury and general management in the UK, USA and the Far East. Immediately prior to his retirement, his responsibilities at Standard Chartered included its businesses in Africa, the Middle East, South Asia, the UK and the Americas.

A Chartered Accountant, his previous responsibilities have also included risk management, audit, corporate affairs, investor relations and corporate governance.

Mr Keljik currently holds non-executive directorships at Foreign & Colonial Investment Trust plc and Jardine Lloyd Thompson Group plc.

The company confirms that that there are no matters requiring disclosure in relation to paragraphs 9.6.13 (2) to (6) of the listing rules.

For further information please contact:

Tony Potter, Group Chief Executive +44 (0) 207 872 2444
Millennium & Copthorne Hotels plc

Ben Foster/Charlie Watenphul +44 (0) 207 831 3113
Financial Dynamics